Filed Pursuant to Rule 253(g)(2)

File No. 024-10767

BRIX STUDENT HOUSING REIT, INC.

SUPPLEMENT NO. 3 DATED SEPTEMBER 20, 2018

TO

OFFERING CIRCULAR DATED APRIL 17, 2018

This offering circular supplement (“Supplement”) is part of and should be read in conjunction with the offering circular of Brix Student Housing REIT, Inc. (the “Company”, “we”, “our” or “us”) dated April 17, 2018 (the “Offering Circular”) as previously supplemented or amended. Unless the context suggests otherwise, capitalized terms used in this Supplement shall have the same meanings as in the Offering Circular. This Supplement is not complete without and may not be delivered or used except in conjunction with, the Offering circular, including any amendments or previous supplements to it. This Supplement is qualified by reference to the Offering Circular, as previously supplemented, except to the extent that the information provided by this Supplement supersedes information contained in the Offering Circular, as previously supplemented.

Unless the context suggests otherwise, capitalized terms used in this Supplement shall have the same meanings as in the Offering Circular.

The purpose of this Supplement is as follows:

A.	To include our Semiannual Report on Form 1-SA for the six months ended June 30, 2018.

OFFERING CIRCULAR UPDATE

A.	Semiannual Report on Form 1-SA for the Six Month Period Ended June 30, 2018

On September 18, 2018, we filed our Semiannual Report on Form 1-SA for the six months ended June 30, 2018 with the SEC. The report is attached to this Supplement.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒	SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2018

BRIX STUDENT HOUSING REIT, INC.

(Exact name of registrant as specified in its charter)

Maryland	82-3250317
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3090 Bristol Street, Suite 550

Costa Mesa, CA 92626

(Full mailing address of principal executive offices)

(855) 742-4862

(Issuer’s telephone number, including area code)

Item 1.   Management’s Discussion and Analysis of Financial Condition and Results of Operations

We currently are offering, pursuant to Regulation A of the Securities Act, up to $50,000,000 in shares of our common stock, including any shares that may be sold pursuant to our distribution reinvestment plan and such shares are being offered exclusively through the an online investment platform: www.richuncles.com. An investment in our common shares involves substantial risks. Investors should carefully consider the risk factors in addition to the other information contained in our offering circular before purchasing shares. The occurrence of the stated risks might cause investors to lose a significant part, or all, of your investment. The risks and uncertainties discussed in the offering circular are not the only ones we face but do represent those risks and uncertainties that we believe are most significant to our business, operating results, prospects and financial condition.

Some statements in this semiannual report constitute forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from those expressed or implied by these forward-looking statements, and you are cautioned not to place undue reliance on any forward-looking statements included in this semiannual report. Moreover, we operate in an evolving environment. New risks and uncertainties emerge from time-to-time and it is not possible for our management to predict all risks and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual future results to be materially different from those expressed or implied by any forward-looking statements. Except as required by law, we assume no obligation to update any forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future. We qualify all of our forward-looking statements by these cautionary statements.

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes. Unless otherwise indicated, latest results discussed below are as of June 30, 2018. The financial statements included in this filing as of and for the six months ended June 30, 2018 are unaudited and may not include year-end adjustments necessary to make such financial statements comparable to audited results, although in the opinion of management all necessary adjustments have been included to make interim statements of operations not misleading.

As used herein, the words “we,” “us,” “our,” and “the Company” refer to Brix Student Housing REIT, Inc.

2

Overview

Management’s discussion and analysis of financial condition and results of operations are based upon our unaudited condensed financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”). The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On a regular basis, we evaluate these estimates. These estimates are based on management’s historical industry experience and on various other assumptions that are believed to be reasonable under the circumstances.

Brix Student Housing REIT, Inc. was incorporated on October 30, 2017 under the laws of the State of Maryland. We intend to qualify as a real estate investment trust for federal income tax purposes beginning with the taxable year ending December 31, 2018 and intend to continue to operate in such a manner. We expect to invest in existing, purpose-built student housing properties in proximity to major U.S. universities and colleges, and related student housing real estate investments. In the event we are unable to find suitable student housing properties, we may also invest in multi-family housing properties that meet our investment criteria.

Although we are not limited as to the form our investments may take, our investments in real estate will generally constitute acquiring fee title or interests in entities that own and operate student housing or multi-family housing real estate. We will make acquisitions of our real estate investments directly or indirectly through limited liability companies or limited partnerships, or through investments in joint ventures, partnerships, tenants-in-common, co-tenancies or other co-ownership arrangements with other owners of properties, affiliates of our advisor or other persons.

Our business is externally managed by our advisor, Brix Student Housing Operator, LLC (“Advisor”), which is wholly owned by our sponsor, BrixInvest, LLC (“Sponsor”). Our Advisor will manage our portfolio of core real estate properties and real estate related assets and will also provide asset-management and other administrative services on our behalf. Our Advisor is paid certain fees as set forth in Note 5 to our condensed financial statements.

On November 11, 2017, we filed an offering circular on Form 1-A with the Securities and Exchange Commission (the “SEC”) pursuant to Regulation A under the Securities Act, also known as “Reg A+,” to register a public offering of a maximum of $50,000,000 of shares of our common stock for sale to the public (the “Offering”). We obtained our notice of qualification from the SEC for this Offering Circular on April 16, 2018 and commenced selling our shares of common stock on April 23, 2018. We do not retain a broker-dealer to offer our shares. Rather, we offer our shares directly to the public.

We employ investor relations personnel on payroll, but the expense is completely reimbursed to us by our Sponsor as part of the organizational and offering services they provide to us. Our Sponsor manages our organization and the Offering and provides marketing, administrative services and the funds for investor relations. Our Sponsor is entitled to reimbursement of such expenses, but reimbursement shall not exceed an amount equal to 3% of gross Offering proceeds. Certain of our directors and executive officers are also directors, managers and executive officers of our Sponsor, our Advisor and their affiliates.

We intend to use substantially all of the net proceeds from the Offering to acquire and manage a portfolio of residential student housing properties and related real estate investments. However, we may also acquire multi-family housing properties and investments that meet our investment criteria. While our focus is on student housing properties, we plan to diversify our portfolio by geography, investment size and investment risk with the goal of acquiring a portfolio of income-producing student housing or multi-family housing properties and related real estate investments that provide attractive and stable returns to our stockholders.

Our investment objectives and policies may be amended or changed at any time by our board of directors. Although we have no plans at this time to change any of our investment objectives, our board of directors may change any and all such investment objectives, including our focus on student housing properties, if it believes such changes are in the best interests of our stockholders. We intend to notify our stockholders of any change to our investment policies by disclosing such changes in a public filing such as an offering circular supplement, or through other filings with the SEC, as appropriate.

3

The Company

We are a non-exchange traded public company focused on providing stockholders with dependable monthly distributions. We believe we are qualified to operate as a real estate investment trust, (“REIT”), which requires us to annually distribute at least 90% of our taxable income (excluding net capital gains) in the form of dividend distributions to our stockholders. Our monthly distributions are supported by the cash flows from operations and, to some extent, the waiver or deferral of asset management fees or other fees by our Advisor and Sponsor. We will not use the proceeds from sales of our common stock or borrowed money to pay distributions.

On April 23, 2018, we acquired an approximate 31.6% interest in ACA Stadium View Student Housing DST, a Delaware statutory trust (the “Trust”), formed by ACA Stadium View Depositor, LLC, a Delaware limited liability company (the “Depositor”), for $5,500,000. The Trust owns a student housing development, known as “Stadium View Suites,” in Ames, Iowa (the “Property”). Arrimus Capital Advisors, LLC, a Delaware limited liability company (“Arrimus”) is the sole member of Depositor, and Mr. Ray Wirta, the chairman of our board of directors, is an executive officer of Arrimus. Mr. Wirta is also the father of one of Arrimus’ principals and, therefore, the acquisition of our 31.6% interest in the Trust was approved by the conflicts committee of our board of directors. This acquisition was also approved by our board of directors with Mr. Wirta recusing himself from voting.

Our interest in the Property is equivalent to $13,734,417. The Property is rented to students who attend Iowa State University, a Big 12 Conference member, and consists of five four-story apartment buildings and a maintenance facility building. The Property has 197 two-, three-, and four-bedroom units with 518 individual tenant beds with average occupancy over the six months ended June 30, 2018 of 98.6%, as reported in the quarterly report of the property by the property manager. Property amenities include a clubhouse, fitness room, study and business lounge, game room, coffee bar, tanning bed, fire pit and barbeque grills.

As of August 31, 2018, we had sold 969,411 shares of common stock for gross offering proceeds of $4,847,055, including 200 shares of common stock purchased by our Sponsor for an aggregate purchase price of $1,000.

Investment Strategy

Our investment strategy is to acquire high quality, well designed and well-located portfolio of student housing properties near university and college campuses throughout the United States. We focus on properties in markets that have stable or increasing student populations, are in submarkets with barriers to entry and provide opportunities for economic growth as a result of their product position and/or differentiated design and close proximity to campuses, or leverage through our operational capabilities. We will seek to acquire investments in collegiate housing properties that possess sound market fundamentals but are under-performing and would benefit from re-positioning, renovation and/or improved property management. We will consider the following property and market factors to identify potential property and investment acquisitions:

•	University and college campus reputation;
•	Competitive admission criteria;
•	Limited number of on-campus beds and limited plans for expansion;
•	Significant out-of-state enrollment;
•	Distance of property from campus;
•	Property unit mix;
•	Competition;
•	Past operating performance;
•	Potential for improved management;
•	Ownership and capital structure;
•	Presence of desired amenities;
•	Maintenance and condition of the property;
•	Access to a university-sponsored or public transportation line depending on location; and
•	Parking availability.

4

Liquidity and Capital Resources

Our proceeds from shares of common stock sold in the Offering will be used primarily for (i) property acquisitions; (ii) capital expenditures; (iii) payment of principal on our outstanding indebtedness; and (iv) payment of fees to our Advisor. Our cash needs for the purchase of real estate properties and other real estate investments will be funded primarily from shares sold, including those offered for sale through our distribution reinvestment plans, or from debt proceeds.

At June 30, 2018, the outstanding principal balance of our unsecured credit facility was $3,412,996 (see Note 4 to our condensed financial statements). Subsequent to June 30, 2018, we repaid $1,575,000 of the principal balance using proceeds from issuances of our common stock. As of August 31, 2018, our unsecured credit facility’s outstanding balance was $1,837,996.

Cash Flows from Operating Activities

Our only investment as of June 30, 2018 is an approximate 31.6% interest in the Trust. During the six months ended June 30, 2018, net cash used in operating activities was $63,990. This amount reflects our net loss of $214,235, partially offset by non-cash charges incurred of $151,460 primarily related to our non-cash loss from investment in unconsolidated entity and stock compensation expense. The increases in accounts payable and due to affiliates were offset by an increase in prepaid expenses. We expect positive cash flows from operating activities in future years as a result of our anticipated future acquisitions of student housing real estate and from the operations of such related investments.

Cash Flows from Investing Activities

Net cash used in investing activities was $5,899,069 for the six months ended June 30, 2018 and consisted of the following:

•	$5,506,667 for the investment in the Trust, including $6,667 of capitalized legal fees incurred for the investment and
•	$392,402 for the payment of acquisition fees to Advisor.

Cash Flows from Financing Activities

Net cash provided by financing activities was $6,446,114 for the six months ended June 30, 2018 and consisted primarily of the following:

•	$3,143,504 of proceeds from issuance of common stock and investors deposits, partially offset by payments for offering costs of $86,926;
•	$6,000,000 of proceeds from unsecured credit facility, partially offset by principal payments aggregating $2,587,004 and deferred financing cost payments of $21,500; and
•	$1,902 of cash distributions paid to common stockholders.

Capital Resources

Generally, our cash requirements for property acquisitions, debt payments, capital expenditures, and other investments will be funded by the Offering, bank borrowings from financial institutions and mortgage indebtedness on our properties, and to a lesser extent, by internally generated funds. Our cash requirements for operating and interest expenses and repurchases of common stock will generally be funded by internally generated funds and, to some extent, the waiver or deferral of asset management fees by our Advisor. In addition, offering proceeds may be used to fund repurchases of common stock. If available, future sources of capital include proceeds from the Offering, secured or unsecured borrowings from banks or other lenders and proceeds from the sale of properties, as well as undistributed funds from operations. Our cash requirements for stockholder distributions will be funded by internally generated funds and, to some extent, the waiver or deferral of asset management fees by our Advisor.

5

Results of Operations

We obtained our notice of qualification from the SEC on April 16, 2018 and, on April 23, 2018, we made our initial investment of $5,500,000 to acquire an approximate 31.6% interest in ACA Stadium View Student Housing DST, a Delaware statutory trust. The following are our results of operations for the six months ended June 30, 2018:

We incurred general and administrative expenses of $101,695 primarily for payroll of investor relations personnel, board of directors stock compensation, directors and officers insurance premium and legal fees; fees to affiliates of $31,482 for asset management fees; and interest expense of $59,604 relating to our borrowings under the unsecured credit facility that we used to acquire the 31.6% interest in the Trust.

Expenses reimbursed by affiliates of $67,430 relates to payroll associated with investor relations personnel. These reimbursed expenses are recorded in general and administrative expenses as discussed above (see Note 5 to our condensed financial statements).

We are not aware of any material trends or uncertainties, other than national economic conditions affecting real estate properties in general, that may reasonably be expected to have a material impact, favorable or unfavorable, on revenues or income from the acquisition, management and operations of our properties.

Organization and Offering Costs

Our organizational and offering costs are paid by our Sponsor on our behalf. Offering costs include all expenses incurred in connection with the Offering, including investor relations payroll expenses. Other organizational and offering costs include all expenses incurred in connection with our formation, including, but not limited to legal fees, federal and state filing fees, and other costs to incorporate. During the Offerings, we are obligated to reimburse our Sponsor for organizational and offering costs related to the Offering paid by them on our behalf provided such reimbursement does not exceed 3% of gross offering proceeds raised in the Offering as of the date of the reimbursement.

As of June 30, 2018, we had not incurred any organization and offering costs related to the Offering as all such costs had been funded by our Sponsor, other than a pending reimbursement for the payroll expense mentioned below. As a result, these organization and offering costs related to the Offering are not recorded in our financial statements as of June 30, 2018 other than to the extent of 3% of the gross offering proceeds. Through June 30, 2018, our Sponsor had incurred organization and offering costs on our behalf in connection with our Offerings of $1,002,261. Through June 30, 2018, we had recorded $91,009 of organizational and offering costs, of which $4,083 was payable to our Sponsor or affiliates.

Distributions

While we are under no obligation to do so, we have in the past and expect in the future to declare and pay distributions to our stockholders monthly in arrears; however, our board of directors may declare other periodic distributions as circumstances dictate. In order that stockholders may generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on daily record dates. During our Offering stage, when we may raise capital more quickly than we acquire income producing assets, and from time-to-time during our operational state, we may not pay distributions solely from our cash flow from operating activities, in which case distributions may be paid in whole or in part from the deferral of fees otherwise due to our Advisor, if so elected by our Advisor.

Going forward, we expect our board of directors to continue to declare cash distributions based on daily record dates and to pay these distributions on a monthly basis, and after our Offering to continue to declare stock distributions based on a single record date as of the end of the month and to pay these distributions on a monthly basis. Cash distributions will be determined by our board of directors based on our financial condition and such other factors as our board of directors deems relevant. Our board of directors has no pre-established percentage rate of return for stock distributions or cash distributions to stockholders. We have not established a minimum distribution or distribution level, and our charter does not require that we make distributions or distributions to our stockholders other than as necessary to meet IRS REIT qualification standards.

6

On May 19, 2018, we declared our first distribution to stockholders of record as of the close of business on each day of the period commencing on April 23, 2018 and ending on April 30, 2018. Since then, we have declared monthly distributions for stockholders of record as of the close of business for each day from May 1, 2018 through September 30, 2018. The distributions are payable to stockholders of record as of the close of business on each day of the distribution period.

Since cash flows from operating activities have not been sufficient to cover distributions during our Offering stage, our Advisor agreed to defer fees totaling $51,113 through June 30, 2018 to fund distributions and operating activities.

Distributions declared, distributions paid and cash flow used in operations were as follows for the period April 23, 2018 to June 30, 2018:

					Cash Flows
		Distributions			Used in
	Distributions	Declared Per	Cash distributions Paid(b)(c)		Operating
Period	Declared(a)	Share	Cash	Reinvested	Activities
Period April 23, 2018 to June 30, 2018	$36,711	$0.15	$1,902	$5,370	$(63,990)
Totals	$36,711	$0.15	$1,902	$5,370	$(63,990)

(a)	Distributions declared includes $16,826 of distributions for July which were declared on June 28, 2018. Accrued distributions payable totaled $29,439 as of June 30, 2018. The source of our distribution payments was our Advisor’s deferral of asset management and acquisition fees, along with distributions received from our investment in the Trust totaling $39,888 for the period May 1, 2018 to June 30, 2018. In July 2018, we also received $31,547 in distributions from our investment in the Trust that were declared by the Trust for June 2018.

(b)	Distributions are paid on a monthly basis. In general, distributions for record dates as of the end of a given month are paid on or about the 21st of the following month.

(c)	See details of distributions declared in the chart below.

The following chart details the distributions that we have declared since we commenced operations:

	Rate Per Share	Declaration	Payment
Distribution Period	Per Day	Date	Date (1)	Annualized Yield (2)
April 23-30 2018	$0.00083333	May 19, 2018	May 21, 2018	6.0%
May 1-31, 2018	$0.00080645	May 31, 2018	June 21, 2018	6.0%
June 1-30, 2018	$0.00083333	May 31, 2018	July 21, 2018	6.0%
July 1-31, 2018	$0.00080645	June 28, 2018	August 21, 2018	6.0%
August 1-31, 2018	$0.00080645	July 30, 2018	September 21, 2018 (3)	6.0%
September 1-30, 2018	$0.00083333	September 4, 2018	October 22, 2018 (3)	6.0%

(1)	Distributions are paid on a monthly basis. In general, distributions for record dates as of the end of a given month are paid on or about the 21st of the following month.

(2)	Annualized yield numbers represent the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $5.00 per share purchase price. While the board of directors is under no obligation to do so, each annualized basis return assumes that the board of directors would declare distributions in the future which are similar to the distributions for each period presented. There can be no assurance that the board of directors will declare such distributions in the future or, if declared, that such distributions would be of a similar amount.

(3)	Expected payment date.

7

Share Repurchase Program

We have a share repurchase program (“SRP”) whereby, on a monthly basis, a stockholder may obtain liquidity as described in detail in our Offering Circular, which may be accessed at:

https://www.sec.gov/Archives/edgar/data/1723028/000114420418020805/tv490924_253g2.htm.

Our Advisor may in its sole discretion, amend, suspend, or terminate the SRP at any time, including to protect our operations and our non-redeemed stockholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, or for any other reason.

As of June 30, 2018, 2,677 shares of common stock had been submitted for repurchase and, as of August 31, 2018, 100% of such shares submitted to us through such date under the SRP had been repurchased.

Over the long-term, we expect that a greater percentage of our distributions will be paid from funds from operations (“FFO”), except with respect to distributions related to sales of our assets. Our operating performance cannot be accurately predicted and may deteriorate in the future due to numerous factors, including those discussed under “Risk Factors” in our Offering Circular, filed with the SEC and accessible through the weblink provided above. Those factors include: our ability to raise capital to make additional investments; the future operating performance of our current and future real estate investments in the existing real estate and financial environment; our Advisor’s ability to identify additional real estate investments that are suitable to achieve our investment objectives; the success and economic viability of our tenants; our ability to refinance existing indebtedness at comparable terms; changes in interest rates on any variable rate debt obligations we incur; and the level of participation in our distribution reinvestment plan. In the event our FFO decreases in the future, the level of our distributions may also decrease. In addition, future distributions declared and paid may exceed FFO.

Properties

As of June 30, 2018, we owned an approximate 31.6% interest in ACA Stadium View Student Housing DST, a Delaware statutory trust, formed by ACA Stadium View Depositor, LLC, a Delaware limited liability company. The Trust owns the Stadium View Suites property in Ames, Iowa. The Property has 197 two-, three-, and four-bedroom units with 518 individual tenant beds with average occupancy over the six months ended June 30, 2018 of 98.6%, as reported by in the quarterly report of the property by the property manager (see Note 3 to our condensed financial statements for additional details).

Recent Market Conditions

Financial conditions affecting student housing real estate have been stable, as low treasury rates and increased lending from banks, insurance companies and student housing commercial mortgage backed securities (“Student Housing CMBS”) conduits have increased lending activity due to continued enrollment growth in colleges and universities. Nevertheless, the debt market remains sensitive to the macro environment, such as Federal Reserve policy, market sentiment and regulatory factors affecting the banking and CMBS industries. While we expect that financial conditions will remain favorable, if they were to deteriorate we may experience more stringent lending criteria, which may affect our ability to finance certain property acquisitions or refinance any debt at maturity. Additionally, for properties for which we are able to obtain financing, the interest rates and other terms on such loans may be unacceptable. We expect to manage the current mortgage lending environment by considering alternative lending sources, including securitized debt, fixed rate loans, borrowings on a line of credit, short-term variable rate loans, assumed mortgage loans in connection with property acquisitions, interest rate lock or swap agreements, or any combination of the foregoing. Furthermore, future increases in interest rates could have a negative impact on property values.

8

Election as a REIT

We believe we will qualify and intend to elect to be taxed as a REIT for federal income tax purposes under the Code beginning with the taxable year ending December 31, 2018. To qualify and maintain status as a REIT, we must meet certain requirements relating to our organization, sources of income, nature of assets, distributions of income to our stockholders and recordkeeping. As a REIT, we generally would not be subject to federal income tax on taxable income that we distribute to our stockholders so long as we distribute at least 90% of our annual taxable income (computed without regard to the distributions paid deduction and excluding net capital gains).

If we fail to qualify as a REIT for any reason in a taxable year and applicable relief provisions do not apply, we will be subject to tax, including any applicable alternative minimum tax, on our taxable income at regular corporate rates. We will not be able to deduct distributions paid to our stockholders in any year in which we fail to qualify as a REIT. We also will be disqualified for the four taxable years following the year during which qualification is lost, unless we are entitled to relief under specific statutory provisions. Such an event could materially adversely affect our net income and net cash available for distribution to stockholders. However, we believe that we are organized and operate in such a manner as to qualify for treatment as a REIT for federal income tax purposes. No provision for federal income taxes has been made in our accompanying condensed unaudited financial statements. We will be subject to certain state and local taxes related to the operations of properties in certain locations. We are subject to certain state and local taxes related to the operations of properties in certain locations, which have been provided for in our accompanying condensed unaudited financial statements.

Off-Balance Sheet Arrangements

We had no off-balance sheet arrangements as of June 30, 2018.

Related-Party Transactions and Agreements

We have entered into an agreement with our Advisor whereby we have agreed to pay certain fees to, or reimburse certain expenses of, our Advisor or its affiliates, such as acquisition fees and expenses, organization and offering costs, asset management fees, and reimbursement of certain operating costs. See Note 5 to our condensed unaudited financial statements for further explanation of the various related-party transactions, agreements and fees.

Our first investment was an approximate 31.6% interest in the Trust, which was formed by Depositor. Arrimus is the sole member of Depositor, and Mr. Ray Wirta, the chairman of our board of directors, is an executive officer of Arrimus. Mr. Wirta is also the father of one of Arrimus’ principals and, therefore, the acquisition of our 31.6% interest in the Trust was approved by the conflicts committee of our board of directors. This acquisition was also approved by our board of directors with Mr. Wirta recusing himself from voting.

Item 2. Other Information

None.

9

Item 3. Condensed Financial Statements (Unaudited)

BRIX STUDENT HOUSING REIT, INC.

10

Brix Student Housing REIT, Inc.

Condensed Balance Sheets

(Unaudited)

	June 30, 2018	December 31, 2017

Assets

Investment in unconsolidated entity (Note 3)	$5,770,297	$—
Cash and cash equivalents	484,055	1,000
Prepaid expenses	12,414	—
Due from affiliates	26,483	—
Total assets	$6,293,249	$1,000

Liabilities and Stockholders’ Equity

Unsecured credit facility, net (Note 4)	$3,396,184	$—
Accounts payable, accrued and other liabilities	150,889	—
Due to affiliates	35,565	—
Share repurchases payable	13,306	—
Total liabilities	3,595,944	—

Commitments and contingencies (Note 6)

Redeemable common stock	19,727	—

Preferred stock, $0.001 par value, 10,000,000 shares authorized, no shares issued and outstanding as of June 30, 2018 and December 31, 2017	—	—
Common stock, $0.001 par value, 10,000,000 shares authorized, 610,513 and 200 shares issued and outstanding as of June 30, 2018 and December 31, 2017, respectively	610	—
Additional paid-in capital, net	2,927,914	1,000
Cumulative distributions and net loss	(250,946)	—
Total stockholders' equity	2,677,578	1,000
Total liabilities and stockholders’ equity	$6,293,249	$1,000

See accompanying notes to condensed financial statements.

F-1

Brix Student Housing REIT, Inc.

Condensed Statements of Operations

(Unaudited)

Six Months
Ended
June 30, 2018
Operating expenses:
Fees to affiliates	$31,482
General and administrative	101,695
Interest expense	59,604
Total operating expenses	192,781
Less: Expenses reimbursed by affiliates (Note 5)	(67,430)
(125,351)

Other expenses:
Loss from investment in unconsolidated entity	88,884

Net loss	$(214,235)

Net loss per share, basic and diluted	$(1.61)

Weighted-average number of common shares outstanding, basic and diluted	132,691

Distributions declared per common share	$0.15

See accompanying notes to condensed financial statements.

F-2

Brix Student Housing REIT, Inc.

Condensed Statements of Stockholders' Equity

Six Months Ended June 30, 2018

(Unaudited)

	Preferred Stock		Common Stock		Additional Paid-in	Cumulative Distributions	Total Stockholders'
	Shares	Amount	Shares	Amount	Capital, Net	and Net Loss	Equity
Balance, December 31, 2017	—	$—	200	$—	$—	$—	$1,000
Issuance of common stock	—		606,725	606	3,033,018	—	3,033,624
Stock compensation expense	—	—	3,600	4	17,996	—	18,000
Offering costs	—	—	—	—	(91,009)	—	(91,009)
Reclassifications to redeemable common stock	—	—	—	—	(33,033)	—	(33,033)
Distributions declared	—	—	—	—	—	(36,711)	(36,711)
Repurchases of common stock	—	—	(12)	—	(58)	—	(58)
Net loss	—	—	—	—	—	(214,235)	(214,235)
Balance, June 30, 2018	—	$—	610,513	$610	$2,927,914	$(250,946)	$2,677,578

See accompanying notes to condensed financial statements.

F-3

Brix Student Housing REIT, Inc.

Condensed Statements of Cash Flows

(Unaudited)

Six Months Ended
June 30, 2018
Cash Flows from Operating Activities:
Net loss	$(214,235)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock compensation expense	18,000
Amortization of deferred financing costs	4,688
Loss from investment in unconsolidated entity	88,884
Changes in operating assets and liabilities:
Distributions from investment in unconsolidated entity	39,888
Prepaid expenses	(12,414)
Accounts payable, accrued and other liabilities	6,200
Due to affiliates, net	4,999
Net cash used in operating activities	(63,990)

Cash Flows from Investing Activities:
Investment in unconsolidated entity	(5,506,667)
Payment of acquisition fees	(392,402)
Net cash used in investing activities	(5,899,069)

Cash Flows from Financing Activities:
Borrowings from unsecured credit facility	6,000,000
Repayments of unsecured credit facility	(2,587,004)
Payments of deferred financing costs	(21,500)
Proceeds from issuance of common stock	3,028,254
Investors deposits	115,250
Payments of offering costs	(86,926)
Payments to repurchase common stock	(58)
Distributions paid to common stockholders	(1,902)
Net cash provided by financing activities	6,446,114

Net increase in cash and cash equivalents	483,055
Cash and cash equivalents, beginning of period	1,000
Cash and cash equivalents, end of period	$484,055

Supplemental Disclosure of Cash Flow Information:
Interest paid	$62,996

Supplemental Schedule of Noncash Financing Activities:
Reclassifications to redeemable common stock	$19,727
Increase in share repurchases payable	$13,306
Accrued distributions payable	$29,439
Distributions reinvested	$5,370

See accompanying notes to condensed financial statements.

F-4

Brix Student Housing REIT, Inc.

Notes to Condensed Financial Statements

(Unaudited)

Note 1. Business and Organization

Brix Student Housing REIT, Inc., formerly RW Holdings Student Housing REIT, Inc. (the “Company”), was incorporated on October 30, 2017 under the laws of the State of Maryland. The Company has the authority to issue 20,000,000 shares of stock, consisting of 10,000,000 shares of common stock, $0.001 par value per share and 10,000,000 shares of preferred stock, $0.001 par value per share. The minimum investment is $5.00. The Company was formed to primarily invest in purpose-built student housing properties in proximity to major U.S. universities and colleges. However, if the Company is unable to find suitable student housing properties, it may also invest in multi-family housing properties that meet its investment criteria. The Company’s overall objective is to invest in real estate assets with a long-term view towards making regular cash distributions and generating capital appreciation.

The Company intends to qualify as a real estate investment trust for federal income tax purposes beginning with the taxable year ending December 31, 2018. It is externally managed by its advisor, Brix Student Housing Operator, LLC (“Advisor”), which is wholly-owned by BrixInvest, LLC (“Sponsor”).

On November 11, 2017, the Company filed an offering circular with the Securities and Exchange Commission (the “SEC”) pursuant to Regulation A under the Securities Act, also known as “Reg A+” to publicly offer 10,000,000 shares of its common stock for a price equal to $5.00 per share (the “Offering”). The Company obtained its notice of qualification from the SEC on April 16, 2018 and commenced selling shares of its common stock on April 23, 2018.

Through June 30, 2018, the Company had sold 606,725 shares of common stock in the Offering, including 1,074 shares of common stock sold under its distribution reinvestment plan for aggregate offering proceeds of $3,033,624.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) for interim financial information and the rules and regulations of the SEC. Accordingly, they do not contain all information and footnotes required by GAAP for annual financial statements. Such unaudited condensed financial statements and accompanying notes are the representations of the Company’s management, who is responsible for their integrity and objectivity.

In the opinion of management, the accompanying unaudited condensed financial statements reflect all adjustments, which are normal and recurring, necessary to fairly state its financial position, results of operations and cash flows. All significant intercompany balances and transactions are eliminated in consolidation. The financial data and the other information disclosed in these notes to the condensed financial statements reflected in the six-month period presented are unaudited. The December 31, 2017 balance sheet included herein was derived from the audited balance sheet but this report does not include all disclosures or notes required by GAAP for complete financial statements.

The Company had no operations in 2017. Therefore, no financial information for the six month interim period ended June 30, 2017 was presented.

F-5

Brix Student Housing REIT, Inc.

Notes to Condensed Financial Statements (continued)

(Unaudited)

Use of Estimates

The preparation of the condensed financial statements and the accompanying notes thereto in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the accompanying condensed financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents may include cash and short-term investments. Cash and cash equivalents are stated at cost, which approximates fair value. The Company’s cash and cash equivalents balance may exceed federally insurable limits. The Company intends to mitigate this risk by depositing funds with major financial institutions; however, these cash balances could be negatively impacted if the underlying financial institutions fail or are subject to other adverse conditions in the financial markets.

Unconsolidated Investments

The Company accounts for investments that do not have a readily determinable fair value and over which the Company does not have the ability to exercise significant influence and has virtually no influence over operating and financial policies using the cost method of accounting. Under the cost method of accounting, distributions from the investments are recognized as distribution income when received to the extent they represent net accumulated earnings of the investee since the initial recognition of the investment. Distributions received in excess of net accumulated earnings are recognized as a reduction in the carrying amount of the investment as such distributions represent a return of investment. Cost method investments are evaluated on a quarterly basis to determine whether there are declines in fair value of the cost method investment which are determined to be other-than-temporary. Other-than-temporary declines in fair value are recognized as impairment charges through earnings.

The Company accounts for investments in entities over which it has the ability to exercise significant influence under the equity method of accounting. Under the equity method of accounting, an investment is initially recognized at cost and is subsequently adjusted to reflect the Company’s share of earnings or losses of the investee. The investment is also increased for additional amounts invested and decreased for any distributions received from the investee. Equity method investments are reviewed periodically for impairment whenever events or circumstances indicate that the carrying amount of the investment might not be recoverable. If an equity method investment is determined to be other-than-temporarily impaired, the investment is reduced to fair value and an impairment charge is recorded through earnings. See Note 3 for additional information.

Deferred Financing Costs

Deferred financing costs represent commitment fees, loan fees, legal fees and other third-party costs associated with obtaining financing and are presented in the condensed balance sheet as a direct deduction from the carrying value of the associated debt liability. These costs are amortized to interest expense over the terms of the respective financing agreements using the interest method. Unamortized deferred financing costs are generally expensed when the associated debt is refinanced or repaid before maturity unless specific rules are met that would allow for the carryover of such costs. Costs incurred in seeking financing transactions that do not close are expensed in the period in which it is determined that the financing will not close. Unamortized deferred financing costs related to revolving credit facilities are reclassified as an asset in periods where there are no outstanding borrowings under the facility.

F-6

Brix Student Housing REIT, Inc.

Notes to Condensed Financial Statements (continued)

(Unaudited)

Other Comprehensive Income (Loss)

For the six months ended June 30, 2018, other comprehensive loss is the same as net loss.

Fair Value of Financial Instruments

Under GAAP, the Company is required to measure certain financial instruments at fair value on a recurring basis. In addition, the Company is required to measure other non-financial and financial assets at fair value on a non-recurring basis (e.g., carrying value of impaired long-lived assets). Fair value is defined as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The GAAP fair value framework uses a three-tiered approach. Fair value measurements are classified and disclosed in one of the following three categories:

Level 1: unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities;

Level 2: quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which significant inputs and significant value drivers are observable in active markets; and

Level 3: prices or valuation techniques where little or no market data is available that requires inputs that are both significant to the fair value measurement and unobservable.

When available, the Company utilizes quoted market prices from independent third-party sources to determine fair value and classifies such items in Level 1 or Level 2. In instances where the market for a financial instrument is not active, regardless of the availability of a nonbinding quoted market price, observable inputs might not be relevant and could require the Company to make a significant adjustment to derive a fair value measurement. Additionally, in an inactive market, a market price quoted from an independent third party may rely more on financial models with inputs based on information available only to that independent third party. When the Company determines the market for a financial instrument owned by the Company to be illiquid or when market transactions for similar instruments do not appear orderly, the Company uses several valuation sources (including internal or external valuations, discounted cash flow analysis and quoted market prices) and establishes a fair value by assigning weights to the various valuation sources. Additionally, when determining the fair value of liabilities in circumstances in which a quoted price in an active market for an identical liability is not available, the Company measures fair value using (i) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities or similar liabilities when traded as assets or (ii) another valuation technique that is consistent with the principles of fair value measurement, such as the income approach or the market approach.

Changes in assumptions or estimation methodologies can have a material effect on these estimated fair values. In this regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, may not be realized in an immediate settlement of the instrument.

The Company considers the following factors to be indicators of an inactive market: (i) there are few recent transactions, (ii) price quotations are not based on current information, (iii) price quotations vary substantially either over time or among market makers (for example, some brokered markets), (iv) indexes that previously were highly correlated with the fair values of the asset or liability are demonstrably uncorrelated with recent indications of fair value for that asset or liability, (v) there is a significant increase in implied liquidity risk premiums, yields, or performance indicators (such as delinquency rates or loss severities) for observed transactions or quoted prices when compared with the Company’s estimate of expected cash flows, considering all available market data about credit and other nonperformance risk for the asset or liability, (vi) there is a wide bid-ask spread or significant increase in the bid-ask spread, (vii) there is a significant decline or absence of a market for new issuances (that is, a primary market) for the asset or liability or similar assets or liabilities, and (viii) little information is released publicly (for example, a principal-to-principal market).

F-7

Brix Student Housing REIT, Inc.

Notes to Condensed Financial Statements (continued)

(Unaudited)

The Company considers the following factors to be indicators of non-orderly transactions: (i) there was not adequate exposure to the market for a period before the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets or liabilities under current market conditions, (ii) there was a usual and customary marketing period, but the seller marketed the asset or liability to a single market participant, (iii) the seller is in or near bankruptcy or receivership (that is, distressed), or the seller was required to sell to meet regulatory or legal requirements (that is, forced), and (iv) the transaction price is an outlier when compared with other recent transactions for the same or similar assets or liabilities.

Distributions

The Company intends to elect to be treated as a REIT beginning with the taxable year ending December 31, 2018. In order to qualify as a REIT for federal income tax purposes, the Company must distribute at least 90% of its taxable income (excluding capital gains) to its stockholders and meet certain other requirements. The Company intends, although is not legally obligated, to continue to make regular monthly distributions to holders of its shares at least at the level required to maintain REIT status unless the results of operations, general financial condition, general economic conditions or other factors inhibits the Company from doing so. Distributions are authorized at the discretion of the Company’s board of directors, which is directed, in substantial part, by its obligation to cause the Company to comply with the REIT requirements of the Internal Revenue Code.

Declaration of Distributions

The Company intends to make monthly distributions payable on the 21st day of the following month. Should the 21st day fall on a weekend, distributions are intended to be paid on the first business day thereafter.

Distribution Reinvestment Plan

The Company has adopted a distribution reinvestment plan through which common stockholders may elect to reinvest any amount up to the distributions declared on their shares in additional shares of the Company’s common stock in lieu of receiving cash distributions. Participants in the distribution reinvestment plan will acquire common stock at a price per share equal to the price to acquire a share of common stock in the Offering. The initial price per share in the Offering, and as of the date of these financial statements, is $5.00 per share. The price may be adjusted during the course of the Offering on an annual basis to equal the estimated Net Asset Value (“NAV”) per share commencing in mid-January of 2020.

Redeemable Common Stock

The Company has adopted a share repurchase program (“SRP”) that enables stockholders to sell their stock to the Company in limited circumstances. The share repurchase price at any given time will equal the most recently published NAV (and if none, then $5.00 per share) less an administrative charge of 3% of the share repurchase price proceeds if the shares are owned for less than one year, 2% if the shares are owned less than two years but greater than one year, and 1% if the shares are owned for less than three years but greater than two years. There is no administrative charge for shares held for at least three years.

Stockholders who wish to have their shares repurchased through the SRP must notify the Company by three business days before the end of the month for their shares to be repurchased by the third business day of the following month. The SRP provides that share repurchases may be funded by (a) distribution reinvestment proceeds, (b) the prior or future sale of shares, (c) indebtedness, including a line of credit and traditional mortgage financing, and (d) asset sales.

F-8

Brix Student Housing REIT, Inc.

Notes to Condensed Financial Statements (continued)

(Unaudited)

Shares will be repurchased if, in the opinion of the Advisor, there are sufficient reserves with which to repurchase shares and at the same time maintain the then-current plan of operation. The board may amend, suspend or terminate the SRP upon 30 days’ notice to stockholders, provided that the Company may increase the funding available for the repurchase of shares pursuant to the SRP upon ten business days’ notice to the stockholders.

To the extent the board of directors determines that there is sufficient available cash for redemptions, the shares will be repurchased subject to the limit that, during any 12-month period, redemptions will not exceed 5% of the weighted-average number of shares outstanding during the prior 12 months.

Income Taxes

The Company intends to elect to be taxed as a REIT for U.S. federal income tax purposes under Section 856 through 860 of the Internal Revenue Code of 1986, as amended, and intends to operate as such beginning with its taxable year ended December 31, 2018. The Company expects to have little or no taxable income prior to electing REIT status. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including meeting various tests regarding the nature of its assets and its income, the ownership of its outstanding stock and distribution of at least 90% of the Company’s annual REIT taxable income to its stockholders (which is computed without regard to the distributions paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP).

As a REIT, the Company generally will not be subject to federal income tax to the extent it distributes qualifying distributions to its stockholders. If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal income tax on its taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost unless the Internal Revenue Service grants the Company relief under certain statutory provisions. Such an event could materially and adversely affect the Company’s net income and net cash available for distribution to stockholders. However, the Company intends to organize and operate in such a manner as to qualify for treatment as a REIT.

Per Share Data

Basic earnings per share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings per share of common stock equals basic earnings per share of common stock, as there were no potentially dilutive securities outstanding during the six months ended June 30, 2018.

Recent Accounting Pronouncements

New Accounting Standard Issued and Adopted

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”). ASU 2014-09, as amended, requires an entity to use a five-step model to determine when to recognize revenue from customer contracts in an effort to increase consistency and comparability throughout global capital markets and across industries. ASU 2014-09 supersedes the revenue requirements in Revenue Recognition (Topic 605) and most industry specific guidance throughout the Industry Topics of the Codification. This ASU requires an entity to recognize revenue to depict the transfer of promised goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services and also to provide certain additional disclosures. The Company evaluated each of its expected revenue streams and their related accounting policies under ASU 2014-09. Rental and related income that the Company will earn from leasing real estate properties are excluded from ASU 2014-09 and will be assessed with the adoption of the lease ASU as discussed below. The Company adopted ASU 2014-09 beginning January 1, 2018. The adoption of ASU 2014-09 did not have a material impact on the Company’s financial position or results of operations. However, future real estate sales contracts will qualify as sales to noncustomers. The Company will assess and implement any future recognition of gains or losses on sales of properties according to the provisions of ASU 2014-09.

F-9

Brix Student Housing REIT, Inc.

Notes to Condensed Financial Statements (continued)

(Unaudited)

New Accounting Standard Recently Issued and Not Yet Adopted

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) (“ASU 2016-02”). The amendments in ASU 2016-02 change the existing accounting standards for lease accounting, including requiring lessees to recognize most leases on their balance sheets and making targeted changes to lessor accounting. Under ASU 2016-02, the accounting applied by a lessor is largely unchanged from that applied under Topic 840 leases. The large majority of operating leases shall remain classified as operating leases and lessors should continue to recognize rental income for those leases on a straight-line basis over the lease term. ASU 2016-02 may impact the timing, recognition, presentation and disclosures related to the Company’s future other rental income earned from leasing its student housing real estate properties, although the Company does not expect a significant impact. ASU 2016-02 is effective for the Company beginning January 1, 2019. The Company expects to adopt the practical expedients available for implementation under ASU 2016-02. By adopting the practical expedients, the Company will not be required to reassess (i) whether an expired or existing contract meets the definition of a lease and (ii) the lease classification at the adoption date for expired or existing leases. ASU 2016-02 will also require new disclosures within the notes to its financial statements. The Company is continuing to evaluate the potential impact of adopting ASU 2016-02 and the Company intends to consider industry practice and potential updates to ASU 2016-02.

Note 3. Investment in Unconsolidated Entity

On April 23, 2018, the Company acquired its first student housing real estate investment through the acquisition of 5,929.9 non-voting, Class A Beneficial Interests (the “Interests”) in ACA Stadium View Student Housing DST, a Delaware statutory trust (the “Trust”) formed by ACA Stadium View Depositor, LLC, a Delaware limited liability company. The purchase price for the Interests was $5,500,000, which constitutes an approximate 31.6% interest in the Trust. See Note 5 regarding related party transaction.

The Trust owns a student housing development, known as “Stadium View Suites,” which is located at 1206, 1210, 1214, 1218, and 1222 South Fourth Street, Ames, Iowa, 50010 (the “Property”). The implied value of the Property in the Trust is $43,519,936 after excluding operating reserves of $490,064 and reflecting an existing mortgage loan in the amount of $25,220,000 (the “Loan”). The Company’s interest in the Property is equivalent to $13,734,417. The Loan is approximately 58% of the Property’s implied value. The Loan had a remaining term of approximately 9.5 years at the acquisition date, bears interest at the fixed rate of 3.95% per annum, with interest only payments for the remaining term and a principal balance balloon payment due at maturity. The Trust leases the property through a master lease agreement to an operating entity which is the master tenant.

The master tenant rents the Property to students who attend Iowa State University, a Big 12 Conference member, and consists of five 4-story apartment buildings and a maintenance facility building. The Property has 197 two-, three-, and four-bedroom units with 518 individual tenant beds with average occupancy over the six months ended June 30, 2018 of 98.6%, as reported in the quarterly report of the property by the property manager. Property amenities include a clubhouse, fitness room, study and business lounge, game room, coffee bar, tanning bed, fire pit and barbeque grills. While the bedrooms are currently being furnished, the Trust plans to fully furnish the entire complex to compete with other properties in the market. The student lease agreements are generally for a period of one year or less.

The Company has performed a consolidation analysis of its investment in the Trust in accordance with Accounting Standards Codification 810, Consolidation (Topic 810) as described in the “Variable Interest Entities” section. The Company has determined, as a result of its analysis, that it is not the primary beneficiary of its investment in the Trust, and therefore has not consolidated the entity. The Company has appropriately accounted for its investment under the equity method of accounting.

The breakdown of the Company’s investment in the Trust as of June 30, 2018 follows:

Purchase price	$5,500,000
Capitalized acquisition fee to Advisor	392,402
Capitalized legal fees	6,667
Share in loss from investment in unconsolidated entity	(88,884)
Distributions received from investment in unconsolidated entity	(39,888)
$5,770,297

F-10

Brix Student Housing REIT, Inc.

Notes to Condensed Financial Statements (continued)

(Unaudited)

The following is summarized financial information for the Trust as of and for the period ended June 30, 2018:

June 30, 2018
Assets:
Real estate investments, net	$40,650,947
Cash and cash equivalents and restricted cash	562,785
Other assets	104,037
Total assets	$41,317,769
Liabilities:
Mortgage notes payable, net	$25,006,342
Other liabilities	732,237
Total liabilities	25,738,579
Total shareholders’ equity	15,579,190
Total liabilities and shareholders’ equity	$41,317,769

Period April 23, 2018 to
June 30, 2018
Total revenue	$490,520
Operating expenses:
Depreciation and amortization	450,467
Interest expense	190,935
Other expense	130,762
Total expenses	772,164
Net loss	$(281,644)

Note 4. Unsecured Credit Facility

On March 30, 2018, the Company entered into a one-year credit agreement (the “Line of Credit”) with Pacific Mercantile Bank. Pursuant to the Line of Credit agreement, the Company was provided with a $6,000,000 credit facility with an interest rate equal to 1% over an independent index which is the highest rate on corporate loans, posted by at least 75% of the USA’s thirty (30) largest banks known as The Wall Street Journal Prime Rate as published in the Wall Street Journal (the “Index”), which had an initial rate of 5.75%. As of June 30, 2018, the interest rate was 6.00% per annum. Interest payments under this facility are due on the 30th day of each month. The principal and any unpaid accrued interest are due at maturity on March 30, 2019. Borrowings under the Line of Credit are personally guaranteed by Mr. Wirta, the Company’s Chairman of the board of directors and a manager of our Sponsor, and Mr. Hofer, the Company’s Chief Executive Officer and a manager of our Sponsor; and they will not be compensated for providing such guarantees.

On April 17, 2018, the Company drew the full amount of the facility, which was used primarily to acquire an approximate 31.6% interest in ACA Stadium View Student Housing DST, a Delaware statutory trust (see Note 3). In connection with the credit agreement, the Company incurred $21,500 of deferred financing costs, which are being amortized over the term of the agreement and are included as a component of interest expense in the condensed statement of operations. Pursuant to the terms of the credit facility, the Company is subject to certain loan covenants. The Company was in compliance with such covenants as of June 30, 2018.

F-11

Brix Student Housing REIT, Inc.

Notes to Condensed Financial Statements (continued)

(Unaudited)

As of June 30, 3018, the amount of outstanding borrowings under this credit facility was $3,396,184, net of related unamortized deferred financing costs of $16,812. During the six months ended June 30, 2018, the Company incurred interest expense of $59,604, which included $4,688 of amortization of deferred financing costs.

Note 5. Related Party Transactions

The Company paid the independent members of its board of directors for services rendered. The total amount paid was $18,000 for the six months ended June 30, 2018, which the Company paid by issuing shares of common stock to the directors in accordance with the terms of its director compensation program.

The Company’s first investment was an approximate 31.6% interest in the Trust, which was formed by Depositor. Arrimus is the sole member of Depositor, and Mr. Ray Wirta, the chairman of our board of directors, is an executive officer of Arrimus. Mr. Wirta is also the father of one of Arrimus’ principals and, therefore, the acquisition of our 31.6% interest in the Trust was approved by the conflicts committee of the Company’s board of directors. This acquisition was also approved by the Company’s board of directors with Mr. Wirta recusing himself from voting.

The Company has entered into an advisory agreement (the “Advisory Agreement”) with the Advisor and the Sponsor. The Advisory Agreement entitles the Advisor to specified fees upon the provision of certain services with regard to the investment of funds in real estate investments, the management of those investments, among other services, and the disposition of investments, as well as entitles the Advisor to reimbursement of organization and offering costs incurred by the Advisor or Sponsor on behalf of the Company, such as expenses related to the Offering, and certain costs incurred by the Advisor or Sponsor in providing services to the Company. In addition, the Advisor is entitled to certain other fees, including an incentive fee upon achieving certain performance goals, as detailed in the Advisory Agreement. The Sponsor also serves as the sponsor and advisor for Rich Uncles Real Estate Investment Trust I (“REIT I”) and the sponsor of RW Holdings NNN REIT, Inc. (“NNN REIT”). During the six months ended June 30, 2018, no business transactions occurred between the Company and REIT I, or NNN REIT, other than described below.

The costs incurred by the Company pursuant to the Advisory Agreement for the six months ended June 30, 2018, as well as the related accounts payable or receivable as of June 30, 2018 are included and summarized in the table below. The receivable and payable are presented in the balance sheets as “Due from affiliates” and “Due to affiliates.”

	Six Months Ended June 30, 2018	June 30, 2018		December 31, 2017
	Incurred	Receivable	Payable	Payable
Expensed:
Asset management fees (1)	$31,482	$—	$31,482	$—
Directors and officers’ insurance reimbursements	9,008	—	—	—
Expense reimbursements from Sponsor (2)	(67,430)	6,852	—	—
Capitalized:
Acquisition fees (3)	392,402	19,631	—	—
Reimbursable organizational and offering expenses (4)	91,009	—	4,083	—

		$26,483	$35,565	$—

F-12

Brix Student Housing REIT, Inc.

Notes to Condensed Financial Statements (continued)

(Unaudited)

(1)	Included in fees to affiliates in the accompanying condensed statements of operations. These fees have been deferred to support the monthly distributions during the start-up of operations.
(2)	Includes payroll costs related to Company employees that answer questions from prospective stockholders. See “Investor Relations Payroll Expense Reimbursement from Sponsor” below. The Sponsor has agreed to reimburse the Company for these investor relations payroll costs which the Sponsor considers to be offering expenses in accordance with the Advisory Agreement. The receivables related to these costs are reflected as a reduction to “Due to affiliates” in the condensed balance sheets.
(3)	The acquisition fee of $392,402 is net of a reduction of $19,631 to support distributions.
(4)	As of June 30, 2018, the Sponsor had incurred $1,002,261 of organizational and offering expenses on behalf of the Company. However, the Company is only obligated to reimburse the Sponsor to the extent of 3% of gross offering proceeds, which was $91,009 for the period ended June 30, 2018. The payable related to this obligation is reflected in “Due to affiliates” on the balance sheets.

The following summarizes all compensation and fees that the Company will pay the Advisor, Sponsor and their affiliates. The board of directors, including a majority of the conflicts committee (comprised of all of the Company’s independent directors), has the right to change the compensation arrangements with the Advisor or Sponsor in the future without the consent of the Company’s stockholders.

Organization and Offering Costs

The Company is obligated to reimburse the Sponsor or its affiliates for organizational and offering expenses (as defined in the Advisory Agreement) paid for by the Sponsor on behalf of the Company. The Company will reimburse the Sponsor for organizational and offering expenses up to 3.0% of gross offering proceeds. The Sponsor and affiliates will be responsible for any organizational and offering expenses to the extent they exceed 3.0% of gross offering proceeds. To the extent such organization and offering expenses are initially borne by the Company, the Sponsor will reimburse the Company for such expenses. Such expenses are then included in the organizational and offering expenses for which the Sponsor is entitled to reimbursement, subject to a maximum of 3.0% of gross offering proceeds. As of June 30, 2018, the Sponsor has incurred organizational and offering expenses in excess of 3.0% of the gross offering proceeds received by the Company. To the extent the Company has more gross offering proceeds from future stockholders, the Company will be obligated to reimburse the Sponsor. As the amount of future gross offering proceeds is uncertain, the amount the Company will be obligated to reimburse to the Sponsor is uncertain. As of June 30, 2018, the Company has reimbursed the Sponsor $86,926 in organizational and offering costs. The Company’s maximum liability for organizational and offering costs through June 30, 2018 was $91,009, of which $4,083 was payable as of June 30, 2018 and is included in “Due to affiliates” in the condensed balance sheet.

Investor Relations Payroll Expense Reimbursement from Sponsor

The Company employs investor personnel that answer inquiries from potential investors regarding the Company and/or its Offering. The payroll expense associated with the investor relations personnel is reimbursed by the Sponsor. The Sponsor considers these payroll costs to be offering expenses. The payroll expense reimbursements from the Sponsor for the six months ended June 30, 2018 were $59,804.

Acquisition Fee

The Company will pay the Advisor acquisition fees in the amount equal to 3.0% of the costs of each investment. The total of all acquisition fees and acquisition expenses shall be reasonable and shall not exceed 6.0% of the contract price of the property. However, a majority of the directors (including a majority of the conflicts committee) not otherwise interested in the transaction may approve fees in excess of these limits if they determine the transaction to be commercially competitive, fair and reasonable to the Company.

F-13

Brix Student Housing REIT, Inc.

Notes to Condensed Financial Statements (continued)

(Unaudited)

Asset Management Fee

The Company will pay the Advisor and its affiliates asset management fees in the amount equal to 0.1% of the total investment value of the assets monthly. For purposes of this fee, “total investment value” means, for any period, the total of the aggregate book value of all of our assets, including assets invested, directly or indirectly, in properties, before deducting depreciation or bad debts or other similar non-cash items.

During our Offering stage, the Advisor may elect, in its sole discretion, to defer all or any portion of its monthly Asset Management Fee to support distributions. The total amount of asset management fees incurred in the six months ended June 30, 2018 was $31,482, which was deferred. As a result, asset management fees payable at June 30, 2018 was $31,482 reflected in Due to affiliate on the condensed balance sheet.

Financing Coordination Fee

Other than with respect to any mortgage or other financing related to a property concurrent with its acquisition, if the Advisor provides a significant amount of the services in connection with the financing or refinancing of any debt that the Company obtains relative to properties, the Company will pay the Advisor or its assignees a financing coordination fee equal to 1.0% of the amount of such financing.

Disposition Fee

For significant assistance in connection with the sale of properties, the Company will pay the Advisor or its affiliates an amount equal to 3.0% of the contract sales price of each property sold; provided, however, that if in connection with such disposition, commissions are paid to third parties unaffiliated with the Advisor or its affiliates, the disposition fees paid to the Advisor, its affiliates and unaffiliated third parties may not exceed 6.0% of the contract sales price.

Liquidation Fee

The Company will pay the Advisor a liquidation fee calculated from the value per share resulting from a liquidation event, including but not limited to a sale of all of the properties, a public listing, or a merger with a public or non-public company, equal to 30.0% of the increase in the resultant value per share compared to the Highest Prior NAV per share, if any, multiplied by the number of outstanding shares as of the liquidation date, subordinated to payment to stockholders of the Preferred Return, pro-rated for the year in which the liquidation event occurs.

Operating Expenses

Unless the Company’s conflicts committee and directors make a finding, based on nonrecurring and unusual factors which they deem sufficient, that a higher level of expenses is justified for a period, the Company will not reimburse the Advisor and its affiliates for any amount by which its operating expenses (including the asset management fee) at the end of the four preceding fiscal quarters exceeds the greater of: (i) 2.0% of average invested assets or (ii) 25.0% of net income other than any additions to depreciation, bad debt or other similar noncash items and excluding any gain from the sale of assets for that period. In the event that annual operating expenses exceed these limits as of the end of a six-month calendar period (for the 12-months then ended) the directors must, within 60 days after the end of such six-month period, inform the stockholders of the factors the directors considered in arriving at the conclusion that such higher operating expenses were justified. If the directors do not determine the higher expenses were justified for the period, they must cause the Advisor, Sponsor and affiliates to reimburse the Company to the extent these limitations were exceeded. Additionally, the Company will not reimburse the Advisor, Sponsor and affiliates for personnel costs in connection with services for which any of them receives acquisition fees or disposition fees.

F-14

Brix Student Housing REIT, Inc.

Notes to Condensed Financial Statements (continued)

(Unaudited)

Subordinated Participation Fee

The Company will pay the Advisor or an affiliate a subordinated participation fee calculated as of December 31 of each year and paid (if at all) in the immediately following January. The subordinated participation fee is only due if the Preferred Return, as defined, is achieved and is equal to the sum of (using terms as defined in the Advisory Agreement):

(i)	30% of the product of (a) the difference of (x) the Preliminary NAV per share minus (y) the Highest Prior NAV per share, multiplied by (b) the number of shares outstanding as of December 31 of the relevant annual period, but only if this results in a positive number, plus

(ii)	30% of the product of: (a) the amount by which aggregate cash distributions to stockholders during the annual period, excluding return of capital distributions, divided by the weighted average number of shares outstanding for the annual period, exceed the Preferred Return, multiplied by (b) the weighted average number of shares outstanding for the annual period calculated on a monthly-basis.

The first revaluation of NAV is scheduled to occur at December 31, 2019.

Note 6. Commitments and Contingencies

Economic Dependency

The Company depends on the Sponsor and the Advisor for certain services that are essential to the Company, including the sale of the Company’s shares of common stock, the identification, evaluation, negotiation, origination, acquisition and disposition of investments; management of the daily operations of the Company’s investment portfolio; and other general and administrative responsibilities. In the event that these companies are unable to provide the respective services, the Company will be required to obtain such services from other sources.

Legal Matters

From time to time, the Company may become party to legal proceedings that arise in the ordinary course of its business. The Company is not a party to any legal proceeding, nor is the Company aware of any pending or threatened litigation that would have a material adverse effect on the Company’s business, operating results, cash flows or financial condition should such litigation be resolved unfavorably.

Other Information

As of the date of this Form 1-SA, and as disclosed in the Company’s Offering Circular, the SEC is conducting a non-public fact finding inquiry regarding REITs that are affiliated with the Sponsor. While the Company is not a formal named party in this inquiry, information has been provided by the Sponsor relating to the Company’s “testing the waters” announcements that were published prior to the commencement of its public stock offering. The SEC’s inquiry into the Sponsor’s REIT affiliates remains ongoing and, if asked, the Company intends to provide the SEC with requested information. The Company is unable to predict the likely outcome of the inquiry or determine whether such outcome will have any potential material impact on the Company.

F-15

Brix Student Housing REIT, Inc.

Notes to Condensed Financial Statements (continued)

(Unaudited)

Note 7. Subsequent Events

The Company evaluates subsequent events up until the date the condensed financial statements are issued.

Distributions

Distributions declared subsequent to June 30, 2018 were as follows:

Distribution Period	Rate Per Share Per Day	Declaration Date	Payment Date
July 1-31	$0.00080645	June 28, 2018	August 21, 2018
August 1-31	$0.00080645	July 30, 2018	September 21, 2018 (1)
September 1-30	$0.00083333	September 4, 2018	October 22, 2018 (1)

(1)	Expected payment date.

Offering Status

Through August 31, 2018, the Company had sold 969,411 shares of the Company’s common stock pursuant to the Offering for aggregate gross offering proceeds of $4,847,055, which included 5,466 shares of common stock sold under its SRP Offering for aggregate gross proceeds of $27,330 and 200 shares of common stock purchased by the Sponsor for an aggregate purchase price of $1,000.

Unsecured Credit Facility

Subsequent to June 30, 2018, the Company used a portion of the proceeds from the issuance of common stock to repay $1,575,000 of the unsecured credit facility of $3,412,996 as of June 30, 2018 (see Note 4). As of August 31, 2018, the Company’s unsecured credit facility’s outstanding balance was $1,837,996.

Investment in Real Estate Entity

On September 18, 2018, the Company invested $75,000 to acquire an approximate 0.05% interest in AC Prado, LLC, a limited liability company formed under the Delaware Limited Liability Company Act for the purpose of acquiring, operating, holding for long-term appreciation and ultimately selling certain improved real property located at 7114 UTSA Blvd, San Antonio, Texas, commonly known as Prado at University of Texas San Antonio (the “Prado”). Prado was acquired by AC Prado, LLC in September 2018. AC Prado, LLC’s managing member, AC Prado Manager, LLC, a Delaware limited liability company, and Arrimus Capital LLC, a related party (see Note 5), are under common control and ownership. Prado is a Class A student housing property located adjacent to University of Texas at San Antonio. It was built in 2014 and is comprised of 160 units (472 beds) within one four-story building with an attached parking garage. The dwelling units are fully furnished. Prado has various amenities, including a modern clubhouse with media area, game room, coffee bar, community kitchen and study areas. Additionally, it has a 24-hour fitness center, a business center and luxury, resort-style pool with an outdoor grilling station and covered patio area.

F-16

Item 4. Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description

2.1	Articles of Incorporation (incorporated by reference to Exhibit 2.1 to the Company’s Offering Statement on Form 1-A, filed on November 28, 2017)

2.2	Articles of Amendment (incorporated by reference to Exhibit 2.3 to the Company’s Offering Statement on Form 1-A/A, filed on March 22, 2018)

2.3	Bylaws (incorporated by reference to Exhibit 2.2 to the Company’s Offering Statement on Form 1-A, filed on November 28, 2017)

3	Distribution Reinvestment Plan (incorporated by reference to a copy thereof filed as Appendix B to the Company’s Offering Circular pursuant to Rule 253(g)(2) on April 17, 2018)

4	Form of Investment Form and Subscription Agreement (incorporated by reference to a copy thereof filed as Appendix A to the Company’s Offering Circular pursuant to Rule 253(g)(2) on April 17, 2018)

6.1	Advisory Agreement between Brix Student Housing REIT, Inc., Brix Student Housing Operator, LLC and BrixInvest, LLC (incorporated by reference to Exhibit 6.1 to the Company’s Offering Statement on Form 1-A, filed on November 28, 2017)

6.2	Conflicts Committee Charter (incorporated by reference to Exhibit 6.2 to the Company’s Offering Statement on Form 1-A, filed on November 28, 2017)

15.1	Offering Circular (incorporated by reference to a copy thereof filed pursuant to Rule 253(g)(2) on April 17, 2018)

15.2	Supplement No. 1 to Offering Circular (incorporated by reference to a copy thereof filed to Rule 253(g)(2) on April 23, 2018)

15.5	Supplement No. 2 to Offering Circular (incorporated by reference to a copy thereof filed to Rule 253(g)(2) on July 26, 2018)

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brix Student Housing REIT, Inc.

By:	/s/ RAYMOND J. PACINI
Raymond J. Pacini
Chief Financial Officer
September 18, 2018

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ HAROLD HOFER	Chief Executive Officer	September 18, 2018
Harold Hofer	(principal executive office)

/s/ RAYMOND J. PACINI	Chief Financial Officer	September 18, 2018
Raymond J. Pacini	(principal financial office)

/s/ SANDRA SCIUTTO	Chief Accounting Officer	September 18, 2018
Sandra Sciutto	(principal accounting office)